SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended May, 2011

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

press release

3 May, 2011

BP announces resolution of Federal civil claims

BP has reached an agreement with the U.S. Department of Justice to settle the federal civil suit that arose from the Prudhoe Bay oil transit line leaks in March and August of 2006.

The agreement is in the form of a consent decree, which, if approved after a public review and comment period, would include three main elements:

• Compliance with a set of requirements covering Prudhoe Bay pipeline operations.
• Retention of an Independent Contractor to monitor Prudhoe Bay pipeline operations and report on compliance with the consent decree.
• Payment of a civil penalty of $25 million.

BP did not admit any liability nor was there any per barrel penalty assessed in the agreement.

Further Information: Steve Rinehart, BP +1 (907) 564-5668
Email: Rinesc@bp.com
Or
BP press office: +44 (0)20 7496 4076
bppress@bp.com

- ENDS -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 03 May 2011

/s/ D. J. PEARL
...............................
D. J. PEARL
Deputy Company Secretary